FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

Fosters Brewing Group

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

82-1711

02055004

SUPPL

With Compliments

BERINGER BLASS
WINE ESTATES
EST 1876

5 September 2002

Beringer Blass Wine Estates To Acquire Carmenet Brand from Chalone Wine Group

Beringer Blass Wine Estates announced that it has signed an agreement to acquire the Carmenet brand from the Napa-based Chalone Wine Group. The agreement includes the brand name and existing bottled and bulk inventory. It does not include the Moon Mountain or Dynamite brand names, vineyard or winery facilities, nor any related employees. The purchase price was not disclosed.

Carmenet, founded in 1982, is known for producing appellation-driven and vineyard designated wines from primarily North Coast vineyard sources. Using fruit from Beringer Blass' estate vineyards in Napa, Sonoma and Santa Barbara as well as from grape contracts that will remain in place, Carmenet will expand its offerings from these appellations and continue to make vineyard-designated and reserve-style wines. A winemaker will be named before the end of the year.

"Carmenet has an enviable track record of sourcing excellent fruit from diverse coastal California appellations to produce award-winning wines," commented Jim Watkins, Beringer Blass Wine Estates' President of the Americas. "The brand complements our existing portfolio of wineries and vineyards and is an excellent strategic fit. We look forward to building on its tradition of producing fine wines from California's best appellations."

Beringer Blass Wine Estates (BBWE) offers an extensive portfolio of premium varietal wines from five countries: Australia, United States, Italy, Chile, and New Zealand. Formed by the Foster's Group acquisition in October 2000 and the subsequent merging of California's Beringer Wine Estates and Australia's Mildara Blass, BBWE has quickly grown to become one of the world's leading premium wine companies, with more than 15 unique wine properties and brands across the globe. Leading brands include Wolf Blass, Beringer Vineyards, Meridian Vineyards and Greg Norman Estates.

dlo 9/25

Dedication to quality is the underpinning of BBWE's continuing success; the company owns or directly controls nearly 7,700 hectares of vines in Australia, California, New Zealand and Italy. This control over sourcing, along with rigorous attention to detail in all aspects of winemaking and production, have resulted in highly acclaimed, award-winning wines throughout BBWE's portfolio.

Further Information

Media:
Rell Hannah, Director Corporate Affairs (Asia Pacific)
Telephone +61 3 8626 3307 or 61 (0) 419 369 075

Analysts:
Michael Roberts, Manager Capital Markets, Telephone 61-3-9633-2273

www.beringerblass.com

Beringer Blass Wine Estates is a global leader in premium table wine, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. Beringer Blass ranks among the leading global wine companies by earnings and is unique in pursuing a multiple-channel global growth strategy. Its three channels encompass trade sales, consumer-direct sales and wine-related services. The business represents 60% of the assets of Australian-listed premium beverage company Foster's Group.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 05/09/2002

TIME: 08:36:07

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Beringer Blass Wine Estates to acquire Carmenet Brand